UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Tocagen Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

888846102
(CUSIP Number)

February 20, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 888846102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Steven Oliveira Roth IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,734,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,734,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,734,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 888846102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON South Ocean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,266,000
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 1,266,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 888846102	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,000,000
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 4,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 888846102	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer: Tocagen Inc.

(b)	Address of Issuer's Principal Executive Offices:

4242 Campus Point Court, Suite 500

San Diego, California

Item 2.

(a)	Name of Person Filing:	Steven Oliveira Roth IRA
South Ocean Capital Management, LLC
Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

South Ocean Capital Management, LLC:

South Ocean Capital Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

Steven Oliveira Roth IRA and Steven Oliveira:

c/o South Ocean Capital Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Steven Oliveira Roth IRA – U.S.A.
South Ocean Capital Management, LLC – Florida
Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 888846102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Steven Oliveira Roth IRA – 2,734,000 shares.

South Ocean Capital Management, LLC – 1,266,000 shares.

Steven Oliveira – 4,000,000 shares.

Steven Oliveira has voting and dispositive power over the securities owned by Steven Oliveira Roth IRA and South Ocean Capital Management, LLC.

CUSIP No. 888846102	13G	Page 6 of 7 Pages

(b)	Percent of Class:

Steven Oliveira Roth IRA – 11.4%

South Ocean Capital Management, LLC – 5.3%

Steven Oliveira – 16.7%

The foregoing percentages are based on 23,897,771 shares of common stock outstanding as of November 1, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Steven Oliveira Roth IRA – 2,734,000 shares.

South Ocean Capital Management, LLC – 1,266,000 shares.

Steven Oliveira – 4,000,000 shares.

(ii)	shared power to vote or to direct the vote:

Steven Oliveira Roth IRA – 0 shares.

South Ocean Capital Management, LLC – 0 shares.

Steven Oliveira – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Steven Oliveira Roth IRA – 2,734,000 shares.

South Ocean Capital Management, LLC – 1,266,000 shares.

Steven Oliveira – 4,000,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

Steven Oliveira Roth IRA – 0 shares.

South Ocean Capital Management, LLC – 0 shares.

Steven Oliveira – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 888846102	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2020

STEVEN OLIVEIRA ROTH IRA

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira